SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

MELLANOX TECHNOLOGIES, LTD.
(NAME OF SUBJECT COMPANY (ISSUER))
MELLANOX TECHNOLOGIES, LTD.
(NAME OF FILING PERSON (OFFEROR))
OPTIONS TO PURCHASE ORDINARY SHARES, PAR VALUE NIS 0.0175 PER SHARE
WITH AN EXERCISE PRICE GREATER THAN $13.65 PER SHARE
(TITLE OF CLASS OF SECURITIES)
M51363113
(CUSIP NUMBER OF CLASS OF SECURITIES)
MICHAEL GRAY
CHIEF FINANCIAL OFFICER
MELLANOX TECHNOLOGIES, INC.
350 OAKMEAD PARKWAY, SUITE 100
SUNNYVALE, CALIFORNIA 94085
(408) 970-3400
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)
COPY TO:
ALAN C. MENDELSON, ESQ.
MARK V. ROEDER, ESQ.
LATHAM & WATKINS LLP
140 SCOTT DRIVE
MENLO PARK, CALIFORNIA 94025
(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$11,310,425	$ 631.12

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,440,254 ordinary shares of Mellanox Technologies, Ltd. having an aggregate value of $11,310,425 as of March 23, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $631.12     Filing Party: Mellanox Technologies, Ltd.
Form of Registration No.: 005-83178     Date Filed: March 24, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.(A)(1)(I)
EX-99.(A)(1)(II)
EX-99.(A)(1)(IV)
EX-99.(A)(1)(V)
EX-99.(A)(1)(VI)
EX-99.(A)(1)(VII)
EX-99.(A)(1)(VIII)
EX-99.(A)(1)(IX)
EX-99.(A)(1)(XI)
EX-99.(A)(1)(XII)

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 24, 2009, as amended by Amendment No. 1 to Schedule TO filed on March 25, 2009 (as amended, the “Schedule TO”).
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.
     This Schedule TO relates to our offer (the “Offer”) to exchange certain options to purchase our ordinary shares, par value NIS 0.0175 per share, having an exercise price greater than $13.65 per share, outstanding under the Mellanox Technologies, Ltd. Global Share Incentive Plan (2006) (together with its Appendices, the “Global Plan”) and held by eligible employees and contractors for replacement options to purchase a lesser number of our ordinary shares to be granted under the Global Plan (the “Option Exchange”) upon the terms and subject to the conditions set forth in (a) the Offer to Exchange Certain Outstanding Options to Purchase Ordinary Shares for a Number of Replacement Options According to an Exchange Ratio, dated as of March 25, 2009, as amended on April 2, 2009, attached hereto as Exhibit (a)(1)(i) (the “Offer Information Document”), (b) the Summary of Option Exchange Program, as amended on April 2, 2009, attached hereto as Exhibit (a)(1)(ii), (c) an internal post and e-mail communication to eligible employees and contractors dated as of March 24, 2009 and attached hereto as Exhibit (a)(1)(iii), (d) e-mail communications to certain eligible employees and contractors confirming receipt of election forms and reminding eligible employees and contractors of the Option Exchange, as amended on April 2, 2009, attached hereto as Exhibits (a)(1)(iv) and (v), (e) the Election Form, as amended on April 2, 2009, attached hereto as Exhibit (a)(1)(vi), (f) the Instructions Forming Part of the Terms and Conditions of the Offer, as amended on April 2, 2009, attached hereto as Exhibit (a)(1)(vii), (g) the Agreement to Terms of Election, as amended on April 2, 2009, attached hereto as Exhibit (a)(1)(viii), (h) screen shots of the Offer website, as amended on April 2, 2009, attached hereto as Exhibit (a)(1)(ix), (i) the form of e-mail communication regarding Company presentations attached hereto as Exhibit (a)(1)(x), (j) the presentation materials, as amended on April 2, 2009, attached hereto as Exhibit (a)(1)(xi) and (k) an internal post and e-mail communication to eligible employees and contractors, dated as of April 2, 2009, regarding the amended terms of the Offer, attached hereto as Exhibit (a)(1)(xii). These documents, as may be amended or supplemented from time to time, collectively constitute the “Disclosure Documents.” Employees and contractors who are eligible to participate in this Offer include all of our employees and employees of our majority owned subsidiary who reside in the United States and Israel and our contractors who reside in Argentina, India, Japan, Taiwan or the United Kingdom and who continue to provide services to us or our majority owned subsidiary through the completion of the Option Exchange. The number of our ordinary shares to be subject to the replacement options will be based on exchange ratios that vary depending upon the exercise price of the surrendered options. Each option holder that elects to exchange options pursuant to the Option Exchange must submit an Election Form and will be granted replacement options to purchase that number of ordinary shares determined in accordance with an applicable exchange ratio.
     This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.
     The information in the Disclosure Documents, including all schedules and annexes thereto, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) through (a)(1)(xii) attached hereto, are incorporated by reference in answer to Item 1 through Item 11 in this Schedule TO.
     Unless the context requires otherwise, references in this Schedule TO to “Mellanox,” the “Company,” “we,” “us,” “our,” and “ours” mean Mellanox Technologies, Ltd. and its subsidiary.
Item 12. Exhibits.

Exhibit	Description
(a)(1)(i)	Offer Information Document, dated as of March 24, 2009, as amended on April 2, 2009.

(a)(1)(ii)	Summary of Option Exchange Program, as amended on April 2, 2009.

(a)(1)(iii)*	Internal Post and E-mail Announcement of Mellanox Option Exchange Program.

(a)(1)(iv)	Form of E-mail Communication Regarding Confirmation of Receipt of Election Form, as amended on April 2, 2009.

(a)(1)(v)	Form of E-mail Communication Regarding Reminder of Expiration of Offer to Exchange, as amended on April 2, 2009.

Exhibit	Description
(a)(1)(vi)	Election Form (for use by Facsimile or Hand Delivery), as amended on April 2, 2009.

(a)(1)(vii)	Instructions Forming Part of the Terms and Conditions of the Offer, as amended on April 2, 2009.

(a)(1)(viii)	Agreement to Terms of Election, as amended on April 2, 2009.

(a)(1)(ix)	Screen Shots of Offer Website, as amended on April 2, 2009.

(a)(1)(x)*	Form of E-mail Communication Regarding Company Presentations.

(a)(1)(xi)	Presentation Materials, as amended on April 2, 2009.

(a)(1)(xii)	Internal Post and E-mail Communication Regarding Amended Terms of the Offer.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Mellanox Technologies, Ltd. Global Share Incentive Plan (2006) and the forms of agreements and appendices thereto. (1)

(d)(2)	Mellanox Technologies, Ltd. 1999 United States Equity Incentive Plan and forms of agreements relating thereto. (2)

(d)(3)	Mellanox Technologies, Ltd. 1999 Israeli Share Option Plan and forms of agreements relating thereto. (3)

(d)(4)	Mellanox Technologies, Ltd. 2003 Israeli Share Option Plan and forms of agreements relating thereto. (4)

(d)(5)	Form of Indemnification undertaking made by and between Mellanox Technologies, Ltd. and each of its directors and executive officers. (5)

(d)(6)	Mellanox Technologies, Ltd. Non-Employee Director Option Grant Policy. (6)

(d)(7)	Form of Mellanox Technologies, Ltd. Executive Severance Agreement for U.S. Executives. (7)

(d)(8)	Form of Mellanox Technologies, Ltd. Executive Severance Agreement for Israeli Executives. (8)

(d)(9)	Mellanox Technologies, Ltd. Employee Share Purchase Plan. (9)

(d)(10)	Amended and Restated Investor Rights Agreement, dated as of October 9, 2001, by and among Mellanox Technologies, Ltd., purchasers of Series A Preferred Shares, Series B Preferred Shares and Series D Redeemable Preferred Shares who are signatories to such agreement and certain holders of ordinary shares who are signatories to such agreement, and for purposes of certain sections thereof, the holder of Series C Preferred Shares issued or issuable pursuant to the Series C Preferred Shares Purchase Agreement dated November 5, 2000. (10)

(d)(11)	Amendment to the Amended and Restated Investor Rights Agreement, dated as of February 2, 2007, by and among Mellanox Technologies, Ltd., purchasers of Series A Preferred Shares, Series B Preferred Shares and Series D Redeemable Preferred Shares who are signatories to such agreement and certain holders of Ordinary Shares who are signatories to such agreement, and for purposes of certain sections thereof, the holder of Series C Preferred Shares issued or issuable pursuant to the Series C Preferred Share Purchase Agreement dated November 5, 2000. (11)

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

(1)	Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(2)	Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(3)	Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(4)	Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(5)	Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(6)	Incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(7)	Incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(8)	Incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(9)	Incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on December 7, 2006.

(10)	Incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(11)	Incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K (SEC File No. 001-33299) filed on March 26, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2009	MELLANOX TECHNOLOGIES, LTD.

	By:	/s/ Michael Gray

Michael Gray
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Offer Information Document, dated as of March 24, 2009, as amended on April 2, 2009.

(a)(1)(ii)	Summary of Option Exchange Program, as amended on April 2, 2009.

(a)(1)(iii)*	Internal Post and E-mail Announcement of Mellanox Option Exchange Program.

(a)(1)(iv)	Form of E-mail Communication Regarding Confirmation of Receipt of Election Form, as amended on April 2, 2009.

(a)(1)(v)	Form of E-mail Communication Regarding Reminder of Expiration of Offer to Exchange, as amended on April 2, 2009.

(a)(1)(vi)	Election Form (for use by Facsimile or Hand Delivery), as amended on April 2, 2009.

(a)(1)(vii)	Instructions Forming Part of the Terms and Conditions of the Offer, as amended on April 2, 2009.

(a)(1)(viii)	Agreement to Terms of Election, as amended on April 2, 2009.

(a)(1)(ix)	Screen Shots of Offer Website, as amended on April 2, 2009.

(a)(1)(x)*	Form of E-mail Communication Regarding Company Presentations.

(a)(1)(xi)	Presentation Materials, as amended on April 2, 2009.

(a)(1)(xii)	Internal Post and E-mail Communication Regarding Amended Terms of the Offer.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Mellanox Technologies, Ltd. Global Share Incentive Plan (2006) and the forms of agreements and appendices thereto. (1)

(d)(2)	Mellanox Technologies, Ltd. 1999 United States Equity Incentive Plan and forms of agreements relating thereto. (2)

(d)(3)	Mellanox Technologies, Ltd. 1999 Israeli Share Option Plan and forms of agreements relating thereto. (3)

(d)(4)	Mellanox Technologies, Ltd. 2003 Israeli Share Option Plan and forms of agreements relating thereto. (4)

(d)(5)	Form of Indemnification undertaking made by and between Mellanox Technologies, Ltd. and each of its directors and executive officers. (5)

(d)(6)	Mellanox Technologies, Ltd. Non-Employee Director Option Grant Policy. (6)

(d)(7)	Form of Mellanox Technologies, Ltd. Executive Severance Agreement for U.S. Executives. (7)

(d)(8)	Form of Mellanox Technologies, Ltd. Executive Severance Agreement for Israeli Executives. (8)

(d)(9)	Mellanox Technologies, Ltd. Employee Share Purchase Plan. (9)

(d)(10)	Amended and Restated Investor Rights Agreement, dated as of October 9, 2001, by and among Mellanox Technologies, Ltd., purchasers of Series A Preferred Shares, Series B Preferred Shares and Series D Redeemable Preferred Shares who are signatories to such agreement and certain holders of ordinary shares who are signatories to such agreement, and for purposes of certain sections thereof, the holder of Series C Preferred Shares issued or issuable pursuant to the Series C Preferred Shares Purchase Agreement dated November 5, 2000. (10)

(d)(11)	Amendment to the Amended and Restated Investor Rights Agreement, dated as of February 2, 2007, by and among Mellanox Technologies, Ltd., purchasers of Series A Preferred Shares, Series B Preferred Shares and Series D Redeemable Preferred Shares who are signatories to such agreement and certain holders of Ordinary Shares who are signatories to such agreement, and for purposes of certain sections thereof, the holder of Series C Preferred Shares issued or issuable pursuant to the Series C Preferred Share Purchase Agreement dated November 5, 2000. (11)

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

(1)	Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(2)	Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(3)	Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(4)	Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(5)	Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(6)	Incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(7)	Incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(8)	Incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(9)	Incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on December 7, 2006.

(10)	Incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(11)	Incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K (SEC File No. 001-33299) filed on March 26, 2007.